Exhibit 99.2

Select Income REIT
Fourth Quarter 2013
Supplemental Operating and Financial Data

SIR
LISTED
NYSE



All amounts in this report are unaudited.

501 South 5th Street, Richmond, VA
Square Feet: 311,000
Tenant: MeadWestvaco Corporation

TABLE OF CONTENTS



TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, WILL EXTEND OR RENEW THEIR LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN RENTS ARE RESET AT OUR LEASED LANDS IN HAWAII,
- OUR ACQUISITIONS OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR EXPECTATION THAT THERE ARE SIGNIFICANT INVESTMENT OPPORTUNITIES IN SINGLE TENANT, NET LEASED PROPERTIES, ESPECIALLY IN SUBURBAN AREAS, AND THAT WE WILL ACQUIRE SUCH PROPERTIES,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- THE CREDIT QUALITIES OF OUR TENANTS, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, NET OPERATING INCOME, OR NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, COMMONWEALTH REIT AND ITS SUBSIDIARIES, OR CWH, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AFFILIATES INSURANCE COMPANY, OR AIC, AND THEIR RELATED PERSONS AND ENTITIES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,
- CONTINGENCIES IN OUR ACQUISITION AGREEMENTS MAY NOT BE SATISFIED AND COULD RESULT IN THOSE ACQUISITIONS NOT OCCURRING OR BEING DELAYED OR IN THE TERMS OF THE ACQUISITIONS CHANGING,



WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING COSTS, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- A MAJORITY OF OUR HAWAII PROPERTIES ARE LANDS LEASED FOR RENTS THAT ARE PERIODICALLY RESET BASED ON FAIR MARKET VALUES. THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA PRESENTATION REFLECTS THAT REVENUES FROM OUR PROPERTIES IN HAWAII HAVE GENERALLY INCREASED DURING OUR AND CWH'S PRIOR OWNERSHIP AS THE LEASES FOR THOSE PROPERTIES HAVE BEEN RESET OR RENEWED. THERE CAN BE NO ASSURANCE THAT REVENUES FROM OUR HAWAII PROPERTIES WILL INCREASE AS A RESULT OF FUTURE RENT RESETS OR LEASE RENEWALS, AND FUTURE RESET RENTS COULD DECREASE,

- WE MAY NOT SUCCEED IN DIVERSIFYING OUR TENANTS AND ANY DIVERSIFICATION WE MAY ACHIEVE MAY NOT MITIGATE OUR PORTFOLIO RISKS OR IMPROVE THE SECURITY OF OUR REVENUES OR OUR OPERATING PERFORMANCE,

- OUR INTENTION TO REDEVELOP CERTAIN OF OUR HAWAII PROPERTIES MAY NOT BE REALIZED OR BE SUCCESSFUL,

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE UNITED STATES MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE REMAINS OR BECOMES FURTHER DEPRESSED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,

- OUR BELIEF THAT THERE IS A LIKELIHOOD THAT TENANTS MAY RENEW OR EXTEND OUR LEASES WHEN THEY EXPIRE WHENEVER THEY MAY HAVE MADE SIGNIFICANT INVESTMENTS IN THE LEASED PROPERTIES, OR BECAUSE THOSE PROPERTIES MAY BE OF STRATEGIC IMPORTANCE TO THEM, MAY NOT BE REALIZED,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH RMR, AIC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE, AND

- THE MARGIN USED TO DETERMINE INTEREST AND THE FACILITY FEE WE PAY ON OUR REVOLVING CREDIT FACILITY AND TERM LOAN MAY BE BASED ON OUR CREDIT RATINGS. WE DO NOT CURRENTLY HAVE ANY CREDIT RATINGS. THERE CAN BE NO ASSURANCES THAT WE WILL OBTAIN CREDIT RATINGS IN THE FUTURE OR WHAT THOSE RATINGS MAY BE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

32150 Just Imagine Drive, Avon, OH
Square Feet: 644,850
Tenant: Shurtape Technologies, LLC

CORPORATE INFORMATION





COMPANY PROFILE

The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns lands and properties that are primarily net leased to single tenants. As of December 31, 2013, we owned 48 properties (278 buildings, leasable lands and easements) with approximately 26.1 million rentable square feet, including 11 properties with approximately 17.8 million square feet which are primarily leasable industrial and commercial lands located in Hawaii.

Management:

SIR is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2013, RMR managed a large portfolio of publicly owned real estate, including approximately 1,200 properties located in 47 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 850 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SIR, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties and owns 44.1% of our common shares, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings that are majority leased to government tenants, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company which is a tenant of SNH and which manages certain of SNH's senior living communities, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $23.0 billion as of December 31, 2013. We believe that being managed by RMR is a competitive advantage for SIR because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbol:

Common Shares – SIR

Portfolio Data (as of 12/31/2013):

Total properties	48
Total sq. ft. (000s)	26,053
Percent leased	95.5%



INVESTOR INFORMATION

Board of Trustees

Donna D. Fraiche
Independent Trustee

William A. Lamkin
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

John C. Popeo
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo,
Treasurer and Chief Financial Officer, at (617) 796-8303
or jpopeo@sirreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations,
at (617) 796-8320 or tbonang@sirreit.com or Jason
Fredette, Director, Investor Relations at (617) 796-8320 or
jfredette@sirreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
646-855-5808
james.feldman@baml.com

MLV & Co.
Jonathan Petersen
(646) 556-9185
jpetersen@mlvco.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

RBC Capital Markets
Rich Moore
(440) 715-2646
rich.moore@rbccm.com

Wells Fargo Securities, LLC
Brendan Maiorana
(443) 263-6516
brendan.maiorana@wellsfargo.com

SIR is followed by the analysts listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts.

2235 Iron Point Road, Folsom, CA
Square Feet: 96,022
Tenant: Micron Technology, Inc.

FINANCIAL INFORMATION


Micron
NO PARKING FIRE LANE



KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Shares Outstanding:					
Common shares outstanding (at end of period) [1]	49,830	49,830	39,293	39,283	39,283
Weighted average common shares outstanding [1]	49,830	49,686	39,288	39,283	33,070
Common Share Data:					
Price at end of period	$ 26.74	$ 25.80	$ 28.04	$ 26.45	$ 24.77
High during period	$ 28.16	$ 28.24	$ 30.14	$ 28.13	$ 26.75
Low during period	$ 24.77	$ 23.79	$ 26.01	$ 24.58	$ 23.78
Annualized dividends paid per share [2]	$ 1.84	$ 1.76	$ 1.76	$ 1.68	$ 1.68
Annualized dividend yield (at end of period) [2]	6.9%	6.8%	6.3%	6.4%	6.8%
Annualized Normalized FFO multiple (at end of period) [3]	10.0x	9.8x	9.1x	8.7x	10.3x
Annualized NOI / total market capitalization [4]	8.5%	9.0%	8.6%	8.7%	8.1%
Market Capitalization:					
Total debt (book value)	$ 536,147	$ 457,309	$ 612,471	$ 615,616	$ 472,778
Plus: market value of common shares (at end of period)	1,332,454	1,285,614	1,101,776	1,039,035	973,040
Total market capitalization	$ 1,868,601	$ 1,742,923	$ 1,714,247	$ 1,654,651	$ 1,445,818
Total debt / total market capitalization	28.7%	26.2%	35.7%	37.2%	32.7%
Book Capitalization:					
Total debt	$ 536,147	$ 457,309	$ 612,471	$ 615,616	$ 472,778
Plus: total shareholders' equity	1,198,691	1,197,526	911,924	906,225	900,183
Total book capitalization	$ 1,734,838	$ 1,654,835	$ 1,524,395	$ 1,521,841	$ 1,372,961
Total debt / total book capitalization	30.9%	27.6%	40.2%	40.5%	34.4%
Selected Balance Sheet Data:					
Total assets	$ 1,801,859	$ 1,715,151	$ 1,580,773	$ 1,578,275	$ 1,430,652
Total liabilities	$ 603,168	$ 517,625	$ 668,849	$ 672,050	$ 530,469
Gross book value of real estate assets [5]	$ 1,782,309	$ 1,697,426	$ 1,551,617	$ 1,550,355	$ 1,391,401
Total debt / gross book value of real estate [5]	30.1%	26.9%	39.5%	39.7%	34.0%

[1] In July 2013 and December 2012, we sold 10,500 and 8,050 of our common shares, respectively, in public offerings.

[2] The amounts stated reflect the amounts paid during the period.

[3] See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.

[4] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

[5] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.



KEY FINANCIAL DATA (CONTINUED)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Selected Income Statement Data:					
Total revenues	$ 49,933	$ 48,584	$ 45,946	$ 43,860	$ 36,405
NOI [(1)]	$ 39,723	$ 39,297	$ 36,935	$ 35,986	$ 29,437
Adjusted EBITDA [(2)]	$ 36,299	$ 36,153	$ 34,057	$ 33,343	$ 26,978
NOI margin [(3)]	79.6%	80.9%	80.4%	82.0%	80.9%
Net income	$ 24,079	$ 23,594	$ 22,787	$ 22,632	$ 17,169
Normalized FFO [(4)]	$ 33,248	$ 32,869	$ 30,238	$ 29,830	$ 23,559
Common distributions paid [(5)]	$ 22,922	$ 21,909	$ 17,284	$ 16,499	$ 13,118
Per Share Data:					
Net income	$ 0.48	$ 0.47	$ 0.58	$ 0.58	$ 0.52
Normalized FFO [(4)]	$ 0.67	$ 0.66	$ 0.77	$ 0.76	$ 0.71
Common distributions paid [(5)]	$ 0.46	$ 0.44	$ 0.44	$ 0.42	$ 0.42
Normalized FFO payout ratio [(4)]	68.9%	66.7%	57.2%	55.3%	55.7%
Coverage Ratios:					
Adjusted EBITDA [(2)] / interest expense	11.1x	11.2x	9.0x	9.6x	8.6x
Total Debt / annualized Adjusted EBITDA [(2)]	3.7x	3.2x	4.5x	4.6x	4.4x

(1) See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

(2) See Exhibit B for the calculation of Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to that amount.

(3) NOI margin is defined as NOI as a percentage of total revenues. See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

(4) See Exhibit C for the calculation of FFO and Normalized FFO and a reconciliation of net income determined in accordance with GAAP to those amounts.

(5) The amounts stated reflect the amounts paid during the period.

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED BALANCE SHEETS



(amounts in thousands, except share data)

	December 31, 2013	December 31, 2012
ASSETS		
Real estate properties:		
Land	$ 732,509	$ 675,092
Buildings and improvements	913,948	620,686
	1,646,457	1,295,778
Accumulated depreciation	(67,223)	(46,697)
	1,579,234	1,249,081
Acquired real estate leases, net	129,426	95,248
Cash and cash equivalents	20,025	20,373
Restricted cash	42	42
Rents receivable, net of allowance for doubtful accounts		
of $936 and $644, respectively	55,335	38,885
Deferred leasing costs, net	5,599	4,816
Deferred financing costs, net	4,834	5,517
Due from related persons	-	585
Other assets	7,364	16,105
Total assets	$ 1,801,859	$ 1,430,652
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 159,000	$ 95,000
Term loan	350,000	350,000
Mortgage notes payable	27,147	27,778
Accounts payable and accrued expenses	20,655	19,703
Assumed real estate lease obligations, net	26,966	20,434
Rents collected in advance	8,637	6,518
Security deposits	8,359	9,335
Due to related persons	2,404	1,701
Total liabilities	603,168	530,469
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value: 75,000,000 and 50,000,000 shares		
authorized, respectively, 49,829,541 and 39,282,592 shares issued and outstanding respectively	498	393
Additional paid in capital	1,160,894	876,920
Cumulative net income	144,343	51,251
Cumulative other comprehensive income (loss)	(25)	25
Cumulative common distributions	(107,019)	(28,406)
Total shareholders' equity	1,198,691	900,183
Total liabilities and shareholders' equity	$ 1,801,859	$ 1,430,652

CONSOLIDATED STATEMENTS OF INCOME



(dollar and share amounts in thousands, except per share data)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2013	2012	2013	2012
Revenues				
Rental income	$ 41,678	$ 31,287	$ 159,011	$ 105,559
Tenant reimbursements and other income	8,255	5,118	29,312	17,231
Total revenues	49,933	36,405	188,323	122,790
Expenses				
Real estate taxes	5,466	4,157	20,271	15,370
Other operating expenses	4,744	2,811	16,111	8,426
Depreciation and amortization	8,646	5,178	31,091	14,860
Acquisition related costs	523	1,212	2,002	2,470
General and administrative	3,539	2,539	12,423	8,203
Total expenses	22,918	15,897	81,898	49,329
Operating income	27,015	20,508	106,425	73,461
Interest expense (including amortization of debt premiums and deferred financing fees of $372, $282, $1,462 and $950, respectively)	(3,279)	(3,129)	(13,763)	(7,565)
Income before income tax benefit (expense) and equity in earnings of an investee	23,736	17,379	92,662	65,896
Income tax benefit (expense)	228	(290)	96	(290)
Equity in earnings of an investee	115	80	334	269
Net income	$ 24,079	$ 17,169	$ 93,092	$ 65,875
Weighted average common shares outstanding	49,830	33,070	44,565	27,122
Net income per common share	$ 0.48	$ 0.52	$ 2.09	$ 2.43
Additional Data:				
General and administrative expenses / total revenues	7.1%	7.0%	6.6%	6.7%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%	0.7%	0.6%
Non cash straight line rent adjustments [1]	$ 3,228	$ 2,466	$ 12,990	$ 5,869
Lease value amortization included in rental income [1]	$ (251)	$ (177)	$ (1,011)	$ (587)
Lease termination fees included in rental income	$ -	$ -	$ -	$ -
Capitalized interest expense	$ -	$ -	$ -	$ -

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.

CONSOLIDATED STATEMENTS OF CASH FLOWS



(amounts in thousands)	For the Year Ended December 31,	
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 93,092	$ 65,875
Adjustments to reconcile net income to cash provided by operating activities		
Depreciation	20,531	10,493
Net amortization of debt premiums and deferred financing fees	1,463	950
Amortization of acquired real estate leases	10,768	4,369
Amortization of deferred leasing costs	858	653
Provision for losses on rents receivable	352	(23)
Straight line rental income	(12,990)	(5,869)
Other non-cash expenses	1,536	508
Equity in earnings of equity investments	(334)	(269)
Change in assets and liabilities:		
Restricted cash	-	(42)
Rents receivable	(3,812)	2,031
Deferred leasing costs	(1,641)	(2,051)
Other assets	(975)	185
Due from related persons	585	(585)
Accounts payable and accrued expenses	1,392	1,226
Rents collected in advance	2,119	289
Security deposits	(976)	1,054
Due to related persons	(188)	1,701
Cash provided by operating activities	111,780	80,495
CASH FLOWS FROM INVESTING ACTIVITIES:		
Real estate acquisitions	(373,937)	(419,610)
Real estate improvements	(5,669)	(2,670)
Investment in Affiliates Insurance Company	-	(5,335)
Cash used in investing activities	(379,606)	(427,615)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common shares, net	283,502	363,657
Proceeds from borrowings	407,000	993,500
Repayments of borrowings	(343,217)	(548,553)
Deferred financing fees	(1,194)	(6,567)
Repayment of demand note	-	(400,000)
Distributions to common shareholders	(78,613)	(28,406)
Owner's net distributions	-	(6,138)
Cash provided by financing activities	267,478	367,493
Increase (decrease) in cash and cash equivalents	(348)	20,373
Cash and cash equivalents at beginning of period	20,373	-
Cash and cash equivalents at end of period	$ 20,025	$ 20,373

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(amounts in thousands)



	For the Year Ended December 31,			
	2013		2012	
Supplemental disclosures:				
Interest paid	$	12,128	$	5,407
Income taxes paid		159		-
Non-cash investing activities:				
Real estate acquired by issuance of shares and assumption of demand note	$	-	$	(913,286)
Real estate acquired by assumption of mortgage notes payable	$	-	$	(26,000)
Additions to real estate included in accounts payable and accrued expenses	$	(1,095)	$	(2,782)
Non-cash financing activities:				
Issuance of common shares	$	577	$	513,647
Issuance of demand note	$	-	$	400,000
Assumption of mortgage notes payable	$	-	$	26,000



DEBT SUMMARY

(dollars in thousands)

	Coupon Rate [1]	Interest Rate [2]	Principal Balance [3]	Maturity Date	Due at Maturity	Years to Maturity
Debt as of December 31, 2013:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 130 bps) [4]	1.470%	1.470%	$ 159,000	3/11/2016	$ 159,000	2.2
Term loan (LIBOR + 155 bps) [5]	1.720%	1.720%	350,000	7/11/2017	350,000	3.5
Total / weighted average floating rate debt	1.642%	1.642%	$ 509,000		$ 509,000	3.1
Secured Fixed Rate Debt:						
One property (2 buildings) in Carlsbad, CA	5.950%	4.200%	$ 18,230	9/1/2017	$ 17,314	3.7
One property (1 building) in Chelmsford, MA [6]	5.689%	3.860%	7,500	1/1/2016	7,500	2.0
Total / weighted average secured fixed rate debt	5.874%	4.101%	$ 25,730		$ 24,814	3.2
Debt Summary:						
Total / weighted average floating rate debt	1.642%	1.642%	$ 509,000		$ 509,000	3.1
Total / weighted average secured fixed rate debt	5.874%	4.101%	25,730		24,814	3.2
Total / weighted average debt	1.846%	1.760%	$ 534,730		$ 533,814	3.1

[1] Reflects the interest rate stated in, or determined pursuant to, the contract terms.

[2] Includes the effect of mark to market accounting for our mortgage notes payable as of the date we assumed the mortgage debt. Excludes upfront transaction costs.

[3] Secured debt excludes unamortized premiums of $1,417; total debt outstanding as of December 31, 2013, including unamortized premiums, was $536,147.

[4] Represents amounts outstanding on our $750,000 revolving credit facility at December 31, 2013. Interest rate is as of December 31, 2013 and excludes the 30 bps annual facility fee. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017.

[5] Represents amounts outstanding on our $350,000 term loan at December 31, 2013. Interest rate is as of December 31, 2013.

[6] This mortgage note was repaid, at par, in January 2014.



DEBT MATURITY SCHEDULE

(dollars in thousands)

		Scheduled Principal Payments As of December 31, 2013			
Year		Unsecured Floating Rate Debt		Secured Fixed Rate Debt [3]	Total [3]
2014	$	-	$	230	$ 230
2015		-		245	245
2016		159,000 [1]		7,755 [4]	166,755
2017		350,000 [2]		17,500	367,500
2018		-		-	-
Total	$	509,000	$	25,730	$ 534,730
Percent		95.2%		4.8%	100.0%

[1] Represents amounts outstanding on our $750,000 revolving credit facility at December 31, 2013. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to March 11, 2017.

[2] Represents amounts outstanding on our $350,000 term loan at December 31, 2013. Our term loan is prepayable without penalty at any time.

[3] Secured debt excludes unamortized premiums of $1,417; total debt outstanding as of December 31, 2013, including unamortized premiums, was $536,147.

[4] In January 2014, we repaid, at par, a $7,500 mortgage note which was scheduled to mature in 2016.

LEVERAGE AND COVERAGE RATIOS



(dollars in thousands)

	As of and For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Leverage Ratios:					
Total debt / total market capitalization	28.7%	26.2%	35.7%	37.2%	32.7%
Total debt / total book capitalization	30.9%	27.6%	40.2%	40.5%	34.4%
Total debt / gross book value of real estate assets [1]	30.1%	26.9%	39.5%	39.7%	34.0%
Variable rate debt / total assets	28.2%	25.1%	37.0%	37.3%	31.1%
Secured fixed rate debt / total assets	1.5%	1.6%	1.7%	1.7%	1.9%
Total debt / total assets	29.8%	26.7%	38.7%	39.0%	33.0%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	11.1x	11.2x	9.0x	9.6x	8.6x
Total debt / annualized Adjusted EBITDA [2]	3.7x	3.2x	4.5x	4.6x	4.4x

[1] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

[2] See Exhibit B for calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to that amount.



CAPITAL EXPENDITURES SUMMARY

(amounts in thousands)

	For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Tenant improvements [1]	$ 142	$ 679	$ 656	$ 238	$ 411
Leasing costs [2]	291	176	956	212	465
Building improvements [3]	345	137	71	14	1,287
Recurring capital expenditures	778	992	1,683	464	2,163
Development, redevelopment and other activities [4]	1,026	691	363	(295) [5]	1,083
Total capital expenditures	$ 1,804	$ 1,683	$ 2,046	$ 169	$ 3,246

[1] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs, such as brokerage commissions and tenant inducements.

[3] Building improvements generally include: (i) expenditures to replace obsolete building components and (ii) expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property and (ii) major capital expenditure projects that reposition a property or result in new sources of revenues.

[5] Includes defective building materials received and accrued for during the fourth quarter of 2012 that were returned to the supplier during the first quarter of 2013.

ACQUISITIONS INFORMATION SINCE 1/1/2013



(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Date Acquired	Location	Number of Properties	Buildings	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term in Years [3]	Percent Leased [4]	Major Tenants
1/16/2013	Addison, TX	1	2	554	$ 105,000	$ 190	9.0%	13.0	100.0%	Bank of America, N.A.
2/28/2013	Provo, UT	1	2	125	34,720	278	9.0%	11.8	100.0%	Vivint, Inc.
3/19/2013	San Antonio, TX	1	1	100	18,600	186	9.2%	8.3	100.0%	Hartford Fire Insurance Company
7/2/2013	Richmond, VA	1	1	311	143,600	462	8.0%	10.0	100.0%	MeadWestvaco Corporation
10/15/2013	Vernon Hills, IL	1	1	100	18,000	180	7.4%	10.2	100.0%	Baxter Healthcare Corporation
12/23/2013	San Jose, CA	2	4	251	64,900	259	7.9%	8.5	100.0%	SunPower Corporation; Extreme Networks; Ciena Corporation
Total / Weighted Average		7	11	1,441	$ 384,820	$ 267	8.4%	10.7	100.0%	

[1] Represents the gross contract purchase price, excluding acquisition costs and purchase price allocations.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases as of the date of acquisition, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including the pricipal amount of assumed debt and excluding acquisition related costs.

[3] Average remaining lease term weighted based on rental revenues as of the date acquired.

[4] Percent leased as of the date acquired.



Former Damon Estate, Honolulu, HI
8 Properties (185 buildings, leasable lands and easements)
Approximate Square Feet: 9,600,000

PORTFOLIO INFORMATION

Honolulu CBD

Certain of the land parcels included in the former Damon Estate properties



PORTFOLIO SUMMARY BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

| Key Statistic | As of and For the Three Months Ended December 31, 2013 | | |
	Hawaii Properties	Mainland Properties	Total
Number of properties	11	37	48
Percent of total	22.9%	77.1%	100.0%
Total square feet	17,793	8,260	26,053
Percent of total	68.3%	31.7%	100.0%
Leased square feet	16,623	8,260	24,883
Percent leased	93.4%	100.0%	95.5%
Total revenues	$ 20,276	$ 29,657	$ 49,933
Percent of total	40.6%	59.4%	100.0%
NOI [1]	$ 15,735	$ 23,988	$ 39,723
Percent of total	39.6%	60.4%	100.0%

[1] See Exhibit A for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Year Ended [2]	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Number of Properties:				
Hawaii Properties	11	11	11	11
Mainland Properties	26	26	19	19
Total	37	37	30	30
Square Feet: [3]				
Hawaii Properties	17,743	17,724	17,743	17,724
Mainland Properties	6,184	6,184	3,649	3,649
Total	23,927	23,908	21,392	21,373
Percent Leased: [4]				
Hawaii Properties	93.4%	93.4%	93.4%	93.4%
Mainland Properties	100.0%	100.0%	100.0%	100.0%
Total	95.1%	95.1%	94.5%	94.6%
Total Revenues:				
Hawaii Properties	$ 20,207	$ 19,191	$ 81,388	$ 75,348
Mainland Properties	16,063	15,774	34,500	33,740
Total	$ 36,270	$ 34,965	$ 115,888	$ 109,088
NOI: [5]				
Hawaii Properties	$ 15,690	$ 14,679	$ 63,978	$ 58,339
Mainland Properties	13,583	13,629	28,944	28,502
Total	$ 29,273	$ 28,308	$ 92,922	$ 86,841
NOI % Change:				
Hawaii Properties	6.9%		9.7%	
Mainland Properties	-0.3%		1.6%	
Total	3.4%		7.0%	

[1] Consists of properties that we owned continuously since October 1, 2012.

[2] Consists of properties that were owned continuously since January 1, 2012 by CWH until contributed to us on February 16, 2012.

[3] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[4] Includes (i) space being fitted out for occupancy pursuant to leases, if any, and (ii) space that is leased but is not occupied or is being offered for sublease by tenants, if any.

[5] See Exhibit A for the calculation of NOI for all our properties and a reconciliation of that amount to net income determined in accordance with GAAP.



LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Properties	48	45	44	44	41
Total sq. ft. [1]	26,053	25,702	25,391	25,371	24,592
Square feet leased	24,883	24,564	24,242	24,312	23,424
Percentage leased	95.5%	95.6%	95.5%	95.8%	95.3%
Leasing Activity (Sq. Ft.):					
New leases	345	-	51	113	59
Renewals	299	72	1	3	375
Total	644	72	52	116	434
% Change in GAAP Rent: [2]					
New leases	33.5%	0.0%	41.4%	62.1%	54.7%
Renewals	5.3%	-12.8%	4.3%	-15.2%	25.9%
Weighted average	18.2%	-12.8%	38.0%	53.0%	35.2%
Leasing Costs and Concession Commitments: [3]					
New leases	$ 479	$ -	$ 432	$ 537	$ 305
Renewals	31	32	5	10	18
Total	$ 510	$ 32	$ 437	$ 547	$ 323
Leasing Costs and Concession Commitments per Sq. Ft.: [3]					
New leases	$ 1.39	$ -	$ 8.47	$ 4.75	$ 5.17
Renewals	$ 0.10	$ 0.44	$ 5.00	$ 3.33	$ 0.05
Total	$ 0.79	$ 0.44	$ 8.40	$ 4.72	$ 0.74
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	12.6	-	16.4	6.8	8.2
Renewals	16.2	10.4	3.3	4.3	11.6
Total	14.3	10.4	16.0	6.8	11.1
Leasing Costs and Concession Commitments per Sq. Ft. per Year: [3]					
New leases	$ 0.11	$ -	$ 0.52	$ 0.70	$ 0.72
Renewals	$ 0.01	$ 0.04	$ 1.52	$ 0.77	$ -
Total	$ 0.06	$ 0.04	$ 0.53	$ 0.69	$ 0.08

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

[3] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases entered into during the periods indicated.

OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

Property Type	Total Sq. Ft. [1] As of 12/31/2013	Sq. Ft. Leases Executed During the Three Months Ended 12/31/2013		
		New	Renewals	Total
Hawaii Properties	17,793	345	299	644
Mainland Properties	8,260	-	-	-
Total	26,053	345	299	644

Property Type	As of 9/30/2013	9/30/2013 % Leased [2]	Expired	Sq. Ft. Leased New and Renewals	Acquisitions / (Sales)	As of 12/31/2013	12/31/2013 % Leased
Hawaii Properties	16,655	93.6%	(676)	644	-	16,623	93.4%
Mainland Properties	7,909	100.0%	-	-	351	8,260	100.0%
Total	24,564	95.6%	(676)	644	351	24,883	95.5%

[1] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[2] Excludes effects of space remeasurements during the period, if any.



TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED REVENUES

(sq. ft. in thousands)

	Tenant	Property Type	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Revenue [2]	Expiration
1	Bank of America, N.A.	Mainland Properties	554	2.2%	7.1%	1/31/2026
2	MeadWestvaco Corporation	Mainland Properties	311	1.2%	5.9%	6/30/2023
3	Orbital Sciences Corporation	Mainland Properties	337	1.4%	5.1%	6/30/2023
4	Cinram Group, Inc.	Mainland Properties	1,371	5.5%	4.6%	8/30/2032
5	Novell, Inc.	Mainland Properties	406	1.6%	4.0%	11/30/2024
6	The Southern Company	Mainland Properties	448	1.8%	2.4%	12/31/2018
7	Hawaii Independent Energy, LLC (formerly Tesoro)	Hawaii Properties	3,148	12.7%	2.1%	4/30/2019; 12/31/2019; 3/31/2024
8	Bookspan	Mainland Properties	502	2.0%	2.0%	9/23/2028
9	Vivint, Inc.	Mainland Properties	125	0.5%	1.8%	11/30/2024
10	Merkle Group, Inc.	Mainland Properties	120	0.5%	1.8%	5/31/2023
11	Shurtape Technologies, LLC	Mainland Properties	645	2.6%	1.7%	5/28/2024
12	Micron Technology, Inc.	Mainland Properties	96	0.4%	1.7%	4/30/2020
13	Servco Pacific, Inc.	Hawaii Properties	537	2.2%	1.7%	1/31/2029; 2/29/2032
14	Stratus Technologies, Inc.	Mainland Properties	287	1.2%	1.7%	5/31/2016
15	Colgate - Palmolive Company	Mainland Properties	142	0.6%	1.6%	1/31/2024
16	Hartford Fire Insurance Company	Mainland Properties	100	0.4%	1.3%	6/30/2021
17	Ruckus Wireless, Inc.	Mainland Properties	96	0.4%	1.3%	11/30/2022
18	Arrowhead General Insurance Agency, Inc.	Mainland Properties	95	0.4%	1.3%	7/31/2019
19	SunPower Corporation	Mainland Properties	129	0.5%	1.3%	4/30/2021
20	Safeway Stores, Inc.	Hawaii Properties	146	0.6%	1.3%	10/30/2018
21	Valassis Communications, Inc.	Mainland Properties	268	1.1%	1.2%	9/30/2023
22	BCI Coca-Cola Bottling Company	Hawaii Properties	351	1.4%	1.2%	12/31/2022; 7/31/2039
23	Sprint Nextel Corporation	Mainland Properties	140	0.6%	1.1%	7/31/2018
24	Manheim Services Corporation	Hawaii Properties	338	1.4%	1.1%	5/31/2016
25	Mattson Technology, Inc.	Mainland Properties	101	0.4%	1.0%	5/31/2017
26	Allied Building Products Corporation	Hawaii Properties	276	1.1%	1.0%	12/31/2028
	Total		11,069	44.7%	58.3%	

[1] Pursuant to existing leases as of December 31, 2013 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of December 31, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE



(dollars and sq. ft. in thousands)

	Total as of 12/31/2013	2014	2015	2016	2017 and Thereafter
Lease Expirations:					
Hawaii Properties:					
Total sq. ft.	17,793				
Leased sq. ft. [1]	16,623	275	320	550	15,478
Percent		1.7%	1.9%	3.3%	93.1%
Annualized rental revenue [2]	$ 78,613	$ 1,812	$ 2,337	$ 3,540	$ 70,924
Percent		2.3%	3.0%	4.5%	90.2%
Mainland Properties:					
Total sq. ft.	8,260				
Leased sq. ft. [1]	8,260	-	248	557	7,455
Percent		0.0%	3.0%	6.7%	90.3%
Annualized rental revenue [2]	$ 122,344	$ -	$ 3,411	$ 5,210	$ 113,723
Percent		0.0%	2.8%	4.3%	92.9%
Total:					
Total sq. ft.	26,053				
Leased sq. ft. [1]	24,883	275	568	1,107	22,933
Percent		1.1%	2.3%	4.4%	92.2%
Annualized rental revenue [2]	$ 200,957	$ 1,812	$ 5,748	$ 8,750	$ 184,647
Percent		0.9%	2.9%	4.4%	91.8%

[1] Pursuant to existing leases as of December 31, 2013 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of December 31, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.



PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars and sq. ft. in thousands)

Period / Year	Number of Tenants with Expiring Leases	Rented Square Feet Expiring [1]	% of Total Rented Square Feet Expiring [1]	Cumulative % of Total Rented Square Feet Expiring [1]	Annualized Rental Revenue Expiring [2]	% of Total Annualized Rental Revenue Expiring [2]	Cumulative % of Total Annualized Rental Revenue Expiring [2]
2014	24	275	1.1%	1.1%	$ 1,812	0.9%	0.9%
2015	25	568	2.3%	3.4%	5,748	2.9%	3.8%
2016	23	1,107	4.4%	7.8%	8,750	4.4%	8.2%
2017	9	411	1.7%	9.5%	5,731	2.9%	11.1%
2018	13	1,592	6.4%	15.9%	15,280	7.6%	18.7%
2019	15	1,776	7.1%	23.0%	6,784	3.4%	22.1%
2020	5	318	1.3%	24.3%	4,211	2.1%	24.2%
2021	7	795	3.2%	27.5%	7,331	3.6%	27.8%
2022	67	3,063	12.3%	39.8%	21,897	10.9%	38.7%
2023	10	1,336	5.4%	45.2%	32,765	16.3%	55.0%
Thereafter	83	13,642	54.8%	100.0%	90,648	45.0%	100.0%
Total	281	24,883	100.0%		$ 200,957	100.0%	
Weighted average remaining lease term (in years)		12.0			10.8		

[1] Rented square feet is pursuant to existing leases as of December 31, 2013, and includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of December 31, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

HAWAII LAND RENT RESET SUMMARY

(dollars and sq. ft. in thousands)



Historical Hawaii Land Rent Resets:

	For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Number of leases subject to resets	5	2	2	17	10
Square feet	254	77	69	704	365
Percent change in GAAP rent [1]	43.3%	29.4%	57.0%	50.1%	59.4%

Scheduled Hawaii Land Rent Resets:

	Number of Resets	Sq. Ft.	Annualized Rental Revenue [2]
2014	38 [3]	4,202	$ 10,923 [4]
2015	6	666	2,361
2016	-	-	-
2017 and Thereafter	61	4,663	24,610
Total	105	9,531	$ 37,894

[1] Percent difference in prior rents charged for same space. Reset rents include estimated recurring expense reimbursements and exclude lease value amortization.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of December 31, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

[3] Includes leases subject to reset in prior periods that remain under negotiation or subject to arbitration proceedings to determine the reset amounts.

[4] Amount includes rents currently being paid, excluding rent resets not yet established. However, rental income in our consolidated statement of income includes estimated rental rate adjustments related to approximately 58% of the amount scheduled to be reset in 2014.

EXHIBITS



CALCULATION OF PROPERTY NET OPERATING INCOME (NOI)



(dollars in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Calculation of NOI:				
Rental Income	$ 41,678	$ 31,287	$ 159,011	$ 105,559
Tenant reimbursements and other income	8,255	5,118	29,312	17,231
Real estate taxes	(5,466)	(4,157)	(20,271)	(15,370)
Other operating expenses	(4,744)	(2,811)	(16,111)	(8,426)
NOI	$ 39,723	$ 29,437	$ 151,941	$ 98,994
Reconciliation of NOI to Net Income:				
NOI	$ 39,723	$ 29,437	$ 151,941	$ 98,994
Depreciation and amortization	(8,646)	(5,178)	(31,091)	(14,860)
Acquisition related costs	(523)	(1,212)	(2,002)	(2,470)
General and administrative	(3,539)	(2,539)	(12,423)	(8,203)
Operating income	$ 27,015	$ 20,508	$ 106,425	$ 73,461
Interest expense	(3,279)	(3,129)	(13,763)	(7,565)
Income tax benefit (expense)	228	(290)	96	(290)
Equity in earnings of an investee	115	80	334	269
Net Income	$ 24,079	$ 17,169	$ 93,092	$ 65,875

We calculate NOI as shown above. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance, and we believe that NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculation of NOI excludes certain components of net income in order to provide results that are more closely related to our properties' operations. NOI does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. This measure should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.

CALCULATION OF EBITDA AND ADJUSTED EBITDA

(dollars in thousands)



EXHIBIT B

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Net income	$ 24,079	$ 17,169	$ 93,092	$ 65,875
Plus: interest expense	3,279	3,129	13,763	7,565
Plus: income tax benefit (expense)	(228)	290	(96)	290
Plus: depreciation and amortization	8,646	5,178	31,091	14,860
EBITDA	35,776	25,766	137,850	88,590
Plus: acquisition related costs	523	1,212	2,002	2,470
Adjusted EBITDA	$ 36,299	$ 26,978	$ 139,852	$ 91,060

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.



CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)

EXHIBIT C

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Net income	$ 24,079	$ 17,169	$ 93,092	$ 65,875
Plus: depreciation and amortization	8,646	5,178	31,091	14,860
FFO	32,725	22,347	124,183	80,735
Plus: acquisition related costs	523	1,212	2,002	2,470
Normalized FFO	$ 33,248	$ 23,559	$ 126,185	$ 83,205
Weighted average common shares outstanding	49,830	33,070	44,565	27,122
FFO per share	$ 0.66	$ 0.68	$ 2.79	$ 2.98
Normalized FFO per share	$ 0.67	$ 0.71	$ 2.83	$ 3.07

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreements, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

PROPERTY DETAIL

As of December 31, 2013

(dollars and square feet in thousands)

EXHIBIT D



	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired [3]	Weighted Average Year Built or Substantially Renovated [4]
1.	Inverness Center	Birmingham	AL	3	Mainland Properties	Building	448	100.0%	$ 4,801	$ 36,631	$ 34,141	12/9/2010	1985
2.	Cinram Distribution Center	Huntsville	AL	1	Mainland Properties	Building	1,371	100.0%	9,210	73,001	70,755	8/31/2012	2007
3.	Regents Center	Tempe	AZ	2	Mainland Properties	Building	101	100.0%	1,482	13,246	8,554	6/30/1999	1988
4.	Campbell Place	Carlsbad	CA	2	Mainland Properties	Building	95	100.0%	2,608	21,298	20,738	9/21/2012	2007
5.	Folsom Corporate Center	Folsom	CA	1	Mainland Properties	Building	96	100.0%	3,428	28,954	27,041	12/17/2010	2009
6.	Bayside Technology Park	Fremont	CA	1	Mainland Properties	Building	101	100.0%	2,079	10,581	9,997	3/19/2009	1990
7.	North First Street	San Jose	CA	1	Mainland Properties	Building	64	100.0%	1,893	14,121	14,121	12/23/2013	2013
8.	Rio Robles Drive	San Jose	CA	3	Mainland Properties	Building	186	100.0%	4,405	44,925	44,925	12/23/2013	2011
9.	350 West Java Drive	Sunnyvale	CA	1	Mainland Properties	Building	96	100.0%	2,634	24,012	23,649	11/15/2012	2012
10.	333 Inverness Drive South	Englewood	CO	1	Mainland Properties	Building	140	100.0%	2,227	15,446	14,978	6/15/2012	1998
11.	2 Tower Drive	Wallingford	CT	1	Mainland Properties	Building	62	100.0%	395	3,643	3,246	10/24/2006	1978
12.	1 Targeting Center	Windsor	CT	1	Mainland Properties	Building	97	100.0%	1,119	9,076	8,820	7/20/2012	1999
13.	235 Great Pond Road	Windsor	CT	1	Mainland Properties	Building	171	100.0%	1,383	11,869	11,534	7/20/2012	2004
14.	2100 NW 82nd Ave	Miami	FL	1	Mainland Properties	Building	37	100.0%	176	1,817	1,275	3/19/1998	2013
15.	King Street Ground Lease	Honolulu	HI	1	Hawaii Properties	Land	21	100.0%	234	1,342	1,342	12/5/2003	-
16.	Mapunapuna Ground Leases	Honolulu	HI	129	Hawaii Properties	Land	6,541	99.1%	41,538	344,427	342,007	12/5/2003;11/21/2012	-
17.	Safeway Shopping Center	Honolulu	HI	3	Hawaii Properties	Land	158	92.7%	2,542	11,598	11,548	12/5/2003	-
18.	Salt Lake Shopping Center	Honolulu	HI	2	Hawaii Properties	Land	334	100.0%	1,304	9,660	9,660	12/5/2003	-
19.	Sand Island Ground Leases	Honolulu	HI	41	Hawaii Properties	Land	2,189	97.4%	14,479	94,203	94,193	12/5/2003	-
20.	Sand Island Buildings	Honolulu	HI	7	Hawaii Properties	Building	274	95.8%	3,963	36,372	31,892	12/5/2003;11/23/2004	1974
21.	Waiwai Ground Leases	Honolulu	HI	2	Hawaii Properties	Land	45	100.0%	353	2,567	2,452	12/5/2003	-
22.	Campbell Buildings	Kapolei	HI	5	Hawaii Properties	Building	285	100.0%	3,137	23,720	20,456	6/15/2005	1978
23.	Campbell Easements	Kapolei	HI	3	Hawaii Properties	Land	-	-	- [5]	10,496	10,496	6/15/2005	-
24.	Campbell Ground Leases	Kapolei	HI	35	Hawaii Properties	Land	7,901	87.0%	10,875	102,894	102,785	6/15/2005	-
25.	Waipahu Ground Lease	Waipahu	HI	1	Hawaii Properties	Land	44	100.0%	188	717	717	12/5/2003	-
26.	951 Trails Road	Eldridge	IA	1	Mainland Properties	Building	172	100.0%	844	8,326	7,020	4/2/2007	2001
27.	2300 N 33rd Ave	Newton	IA	1	Mainland Properties	Building	317	100.0%	1,377	13,899	12,099	9/29/2008	2008
28.	440 North Fairway Drive	Vernon Hills	IL	1	Mainland Properties	Building	100	100.0%	1,678	13,977	13,916	10/15/2013	2009
29.	Capitol Tower	Topeka	KS	1	Mainland Properties	Building	144	100.0%	3,267	17,321	16,756	7/30/2012	2006
30.	The Atrium at Circleport II	Erlanger	KY	1	Mainland Properties	Building	86	100.0%	1,114	12,600	10,044	6/30/2003	1999

[1] Land parcels include 4 easements.

[2] Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of December 31, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

[3] Date acquired is the date we acquired the property or the date CWH acquired the property for those properties that CWH contributed to us in February 2012.

[4] Weighted based on square feet.

[5] Excludes annual tenant percentage rent generally received and recognized during the first quarter of each year for the previous year.



PROPERTY DETAIL (CONTINUED)

As of December 31, 2013

(dollars and square feet in thousands)

EXHIBIT D

	Property	City	State	Number of Buildings & Contiguous Land Parcels (1)	Property Type		Square Feet	% Leased	Annualized Rental Revenue (2)	Undepreciated Carrying Value	Depreciated Carrying Value	Date Acquired (3)	Weighted Average Year Built or Substantially Renovated (4)
31.	300 and 330 Billerica Road	Chelmsford	MA	2	Mainland Properties	Building	209	100.0%	2,408	17,781	17,035	1/18/2011;9/27/2012	2001
32.	111 Powdermill Road	Maynard	MA	1	Mainland Properties	Building	287	100.0%	3,377	29,883	25,427	3/30/2007	1990
33.	7001 Columbia Gateway Drive	Columbia	MD	1	Mainland Properties	Building	120	100.0%	3,590	28,292	27,677	12/21/2012	2008
34.	3550 Green Court	Ann Arbor	MI	1	Mainland Properties	Building	82	100.0%	1,625	12,963	12,735	12/21/2012	1998
35.	8687 Carling Road	Liverpool	NY	1	Mainland Properties	Building	38	100.0%	736	5,564	4,598	1/6/2006	2007
36.	1212 Pittsford - Victor Road	Pittsford	NY	1	Mainland Properties	Building	55	100.0%	1,009	4,748	3,535	11/30/2004	2003
37.	500 Canal View Boulevard	Rochester	NY	1	Mainland Properties	Building	95	100.0%	1,514	15,145	11,997	1/6/2006	1997
38.	32150 Just Imagine Drive	Avon	OH	1	Mainland Properties	Building	645	100.0%	3,479	25,480	22,813	5/29/2009	2000
39.	501 Ridge Avenue	Hanover	PA	1	Mainland Properties	Building	502	100.0%	3,919	27,030	24,090	9/24/2008	1965
40.	16001 North Dallas Parkway	Addison	TX	2	Mainland Properties	Building	554	100.0%	14,236	105,274	103,094	1/16/2013	1996
41.	Research Park	Austin	TX	2	Mainland Properties	Building	149	100.0%	1,995	15,108	10,184	6/16/1999	1999
42.	4421 W. John Carp. Freeway	Irving	TX	1	Mainland Properties	Building	54	100.0%	628	5,974	3,848	3/19/1998	1995
43.	3600 Wiseman Boulevard	San Antonio	TX	1	Mainland Properties	Building	100	100.0%	2,667	15,372	15,144	3/19/2013	2004
44.	1800 Novell Place	Provo	UT	1	Mainland Properties	Building	406	100.0%	7,940	85,640	82,515	6/1/2012	2000
45.	4885-4931 North 300 West	Provo	UT	2	Mainland Properties	Building	125	100.0%	3,637	29,338	28,797	2/28/2013	2009
46.	501 South 5th Street	Richmond	VA	1	Mainland Properties	Building	311	100.0%	11,817	123,672	122,299	7/2/2013	2009
47.	Orbital Sciences Campus	Sterling	VA	3	Mainland Properties	Building	337	100.0%	10,227	72,113	70,427	11/29/2012	2000
48.	181 Battaile Drive	Winchester	VA	1	Mainland Properties	Building	308	100.0%	1,420	14,341	11,862	4/20/2006	1987
				278			26,053	95.5%	$ 200,957	$ 1,646,457	$ 1,579,234		

(1) Land parcels include 4 easements.

(2) Annualized rental revenue is the annualized contractual rents from our tenants pursuant to existing leases as of December 31, 2013, including straight line rent adjustments and estimated recurring expense reimbursements, excluding lease value amortization.

(3) Date acquired is the date we acquired the property or the date CWH acquired the property for those properties that CWH contributed to us in February 2012.

(4) Weighted based on square feet.